September 5, 2024

Peter Anevski
Chief Executive Officer
Progyny, Inc.
1359 Broadway, 2nd Floor
New York, New York 10018

       Re: Progyny, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 12, 2024
           File No. 001-39100
Dear Peter Anevski:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
cc:   Rita Patel, Esq.